FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-11960

AstraZeneca PLC
Enhertu granted Priority Review for HER2-low mBC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu granted Priority Review for HER2-low mBC

25 July 2022 07:00 BST

Enhertu granted Priority Review in the US for
patients with HER2-low metastatic breast cancer

Based on DESTINY-Breast04 results which showed AstraZeneca and Daiichi Sankyo's Enhertu is the first HER2-directed therapy to demonstrate a survival benefit in this population

Application being evaluated under FDA Real-Time Oncology Review and Project Orbis

AstraZeneca and Daiichi Sankyo have received notification of acceptance of the supplemental Biologics License Application (sBLA) of Enhertu (trastuzumab deruxtecan) for the treatment of adult patients in the US with unresectable or metastatic HER2-low (immunohistochemistry [IHC] 1+ or IHC 2+/in-situ hybridisation [ISH]-negative) breast cancer who have received a prior therapy in the metastatic setting. The application has been granted Priority Review.

Enhertu is a specifically engineered HER2-directed antibody drug conjugate (ADC) being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that, if approved, would offer significant improvements over available options by demonstrating safety or efficacy improvements, preventing serious conditions or enhancing patient compliance. The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is during the fourth quarter of 2022.

The sBLA is being reviewed under the Real-Time Oncology Review (RTOR) programme and Project Orbis, two initiatives of the FDA which are designed to bring safe and effective cancer treatments to patients as early as possible. RTOR allows the FDA to review components of an application before submission of the complete application. Project Orbis provides a framework for concurrent submission and review of oncology medicines among participating international partners.

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "The data from DESTINY-Breast04 represent the first time a HER2-targeted therapy has shown a survival benefit in patients with HER2-low metastatic breast cancer. For more than two decades, only patients with HER2-positive breast cancer have been able to benefit from HER2-targeted therapies. If approved, Enhertu will redefine how we classify and treat metastatic breast cancer, enabling patients whose tumours have lower levels of HER2 expression the opportunity to benefit from a HER2-directed therapy."

Ken Takeshita, Global Head, R&D, Daiichi Sankyo, said: "The results seen in the DESTINY-Breast04 trial represent a significant advance and reinforce the potential for Enhertu to become a new standard of care for patients with previously treated HER2-low metastatic breast cancer. The prioritisation of this application by the FDA and inclusion in both the Real-Time Oncology Review and Project Orbis initiatives support the importance of these data, and we look forward to working with the FDA to potentially bring Enhertu to patients with HER2-low metastatic breast cancer as quickly as possible."

The sBLA is based on data from the DESTINY-Breast04 Phase III trial that were presented at the presidential plenary session of the 2022 American Society of Clinical Oncology Annual Meeting and simultaneously published in The New England Journal of Medicine.1

In the trial, Enhertu demonstrated superior and clinically meaningful efficacy in progression-free survival (PFS) and overall survival (OS) in previously treated patients with HER2-low metastatic breast cancer with hormone receptor (HR)-positive or HR-negative disease versus standard of care physician's choice of chemotherapy.

The safety profile of Enhertu was consistent with previous clinical trials with no new safety concerns identified. Interstitial lung disease or pneumonitis rates were consistent with that observed in late-line HER2-positive breast cancer trials of Enhertu, as determined by an independent adjudication committee. The majority (10%) were primarily low Grade (Grade 1 or 2) with five Grade 3 (1.3%), no Grade 4 and three Grade 5 (0.8%) events reported.

This Priority Review follows receipt of Breakthrough Therapy Designation (BTD) in the US in April 2022 in metastatic HER2-low breast cancer, the fifth BTD in the US for Enhertu.

Regulatory reviews for Enhertu in the HER2-low patient population are also underway in the European Union (EU) and Japan, and Enhertu is already approved in the US, the EU and many other countries across the globe for patients with previously treated HER2-positive (IHC 3+ or IHC 2+/ISH-positive) metastatic breast cancer.

Notes

Breast cancer and HER2 expression
Breast cancer is the most common cancer and is one of the leading causes of cancer-related deaths worldwide and in the US.2,3 More than two million cases of breast cancer were diagnosed in 2020 resulting in nearly 685,000 deaths globally.2 In the US, more than 290,000 new cases are expected to be diagnosed in 2022, resulting in more than 43,000 deaths.4

HER2 is a tyrosine kinase receptor growth-promoting protein expressed on the surface of many types of tumours including breast, gastric, lung and colorectal cancers, and is one of many biomarkers expressed in breast cancer tumours.5 HER2 expression is currently defined as either positive or negative, and is determined by an IHC test which estimates the amount of HER2 protein on a cancer cell, and/or an ISH test, which counts the copies of the HER2 gene in cancer cells.5,6

HER2-positive cancers are defined as IHC 3+, IHC 2+/ISH+, and HER2-negative cancers are currently defined as IHC 0, IHC 1+ or IHC 2+/ISH-.5 Approximately half of all patients with breast cancer have tumours with low HER2 expression, with a HER2 IHC score of 1+, or a HER2 IHC score of 2+ in combination with a negative ISH test, an expression level not currently eligible for HER2-targeted therapy.7-10  Low HER2 expression occurs in both HR-positive and HR-negative disease.11

DESTINY-Breast04
DESTINY-Breast04 is a global, randomised, open-label, Phase III trial evaluating the efficacy and safety of Enhertu (5.4mg/kg) versus physician's choice of chemotherapy (capecitabine, eribulin, gemcitabine, paclitaxel or nab-paclitaxel) in patients with HR-positive or HR-negative, HER2-low unresectable and/or metastatic breast cancer previously treated with one or two prior lines of chemotherapy. Patients were randomised 2:1 to receive either Enhertu or chemotherapy.

The primary endpoint of DESTINY-Breast04 is PFS in patients with HR-positive disease based on blinded independent central review (BICR). Key secondary endpoints include PFS based on BICR in all randomised patients (HR-positive and HR-negative disease), OS in patients with HR-positive disease and OS in all randomised patients (HR-positive and HR-negative disease). Other secondary endpoints include PFS based on investigator assessment, objective response rate based on BICR and on investigator assessment, duration of response based on BICR and safety.

DESTINY-Breast04 enrolled 557 patients at multiple sites in Asia, Europe and North America. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in more than 30 countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a prior anti-HER2-based regimen either in the metastatic setting, or in the neoadjuvant or adjuvant setting and have developed disease recurrence during or within six months of completing therapy, based on results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is approved in several countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens based on the results from the DESTINY-Breast01 trial.

Enhertu (6.4mg/kg) is approved in several countries for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 trial.

Enhertu development programme
A comprehensive development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Regulatory applications for Enhertu are currently under review in China, Japan and several other countries for the treatment of adult patients with HER2-positive unresectable or metastatic breast cancer who have received a prior anti-HER2-based regimen based on the results from the DESTINY-Breast03 trial.

Enhertu is under review in Europe and Japan for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-) breast cancer who have received a prior systemic therapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy, based on the results from the DESTINY-Breast04 trial. Patients with HR-positive breast cancer must additionally have received or be ineligible for endocrine therapy.

Enhertu is under review in the US for the treatment of adult patients with unresectable or metastatic non-small cell lung cancer whose tumours have a HER2 (ERBB2) mutation and who have received a prior systemic therapy based on the results from the DESTINY-Lung01 trial, and in Europe for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or GEJ adenocarcinoma who have received a prior anti-HER2-based regimen based on the DESTINY-Gastric01 and DESTINY-Gastric02 trials.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is challenging and redefining the current clinical paradigm for how breast cancer is classified and treated to deliver even more treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and the next-generation oral selective oestrogen receptor degrader (SERD) and potential new medicine camizestrant.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in HER2-negative early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in metastatic breast cancer patients with an inherited BRCA mutation and are exploring new opportunities to treat these patients earlier in their disease.

Building on the first approval of Enhertu, a HER2-directed ADC, in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential in earlier lines of treatment and in new breast cancer settings.

To bring much needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi (durvalumab) in combination with other oncology medicines, including Lynparza and Enhertu, evaluating the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Modi S, et al. Trastuzumab Deruxtecan in Previously Treated HER2-Low Advanced Breast Cancer. N Engl J Med. 2022;387:9-20.
2.   Sung H, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;10.3322/caac.21660.
3.   Centers for Disease Control and Prevention. Available at: https://gis.cdc.gov/Cancer/USCS/#/AtAGlance/. Accessed July 2022.
4.   American Cancer Society. Cancer Facts & Figures 2022. Available at: https://www.cancer.org/research/cancer-facts-statistics/all-cancer-facts-figures/cancer-facts-figures-2022.html. Accessed July 2022.
5.   Iqbal N, et al. Human Epidermal Growth Factor Receptor 2 (HER2) in Cancers: Overexpression and Therapeutic Implications. Mol Biol Int. 2014;852748.
6.   Wolff A, et al. Human Epidermal Growth Factor Receptor 2 Testing in Breast Cancer: American Society of Clinical Oncology/College of American Pathologists Clinical Practice Guideline Focused Update. Arch Pathol Lab Med. 2018;142(11):1364-1382.
7.   Schalper K, et al. A retrospective population-based comparison of HER2 immunohistochemistry and fluorescence in situ hybridization in breast carcinomas. Arch Pathol Lab Med. 2014;138:213-219.
8.   Ahn S, et al. HER2 status in breast cancer: changes in guidelines and complicating factors for interpretation. J Pathol Transl Med. 2020;54(1):34-44.
9.   Schettini F, et al. Clinical, pathological, and PAM50 gene expression features of HER2-low breast cancer. npj Breast Cancer. 2021;7:1;https://doi.org/10.1038/s41523-020-00208-2.
10.  Denkert C, et al. Clinical and molecular characteristics of HER2-low-positive breast cancer: pooled analysis of individual patient data from four prospective, neoadjuvant clinical trials. 2021. Lancet Oncol;22:1151-61.
11.  Miglietta F, et al. Evolution of HER2-low expression from primary to recurrent breast cancer. NPJ Breast Cancer. 2021;7:137;10.1038/s41523-021-00343-4.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 July 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary